Exhibit 99.1

VERSUS SYSTEMS INC.

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

to be held on Friday, December 29, 2023 at 10:30 a.m. (Vancouver time)

at 1558 West Hastings Street, Vancouver, British Columbia, V6G 3J4

MANAGEMENT INFORMATION CIRCULAR

AND PROXY STATEMENT

November 30, 2023

VERSUS SYSTEMS INC.

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

TAKE NOTICE THAT an annual general meeting (the “Meeting”) of the shareholders of Versus Systems Inc. (the “Corporation”) will be held at 1558 West Hastings Street, Vancouver, British Columbia, V6G 3J4, on Friday, December 29, 2023 at 10:30 a.m. (Vancouver time) for the following purposes:

1.	to receive and consider the financial statements of the Corporation as at and for the years ended December 31, 2022 and 2021 together with the report of the auditors thereon;

2.	to fix the number of directors of the Corporation at seven (7);

3.	to elect the directors of the Corporation for the ensuing year;

4.	to appoint the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to determine the remuneration to be paid to the auditors; and

8.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Information relating to matters to be acted upon by the shareholders at the Meeting is set forth in the accompanying Circular.

A shareholder may attend the Meeting in person or may be represented at the Meeting by proxy. Shareholders who are unable to attend the Meeting in person and wish to be represented by proxy are requested to date, sign and return the accompanying instrument of proxy, or other appropriate form of proxy or voting instruction form, in accordance with the instructions set forth in the accompanying Circular and within the timeframe provided to you by your broker or by the other intermediary. An instrument of proxy will not be valid unless it is deposited at the offices of Computershare Investor Services (Attention: Proxy Department) at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, in the enclosed self-addressed envelope, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting, or any adjournment thereof. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. An instrument of proxy may also be voted using a touch tone telephone at 1-866-732-VOTE (8683). Alternatively, a registered shareholder can complete internet voting by logging on at www.investorvote.com and entering the CONTROL NUMBER located on the address box of the shareholder’s instrument of proxy. A person appointed as proxy holder need not be a shareholder of the Corporation.

The persons named in the form of proxy you receive are directors and/or officers of the Corporation. Each shareholder of the Corporation (each, a “Shareholder”) has the right to appoint a proxyholder other than such persons, who does not need to be a Shareholder, to act for such Shareholder and on such Shareholder’s behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

Only shareholders of record as at the close of business on November 22, 2023 are entitled to receive notice of the Meeting. Such shareholders of record are entitled to notice of the Meeting and to vote thereat and at any adjournment or postponement thereof in accordance with the voting rights set out in the Articles of the Corporation. If you are not a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form in accordance with the instructions therein and within the timeframe provided to you by your broker or by such other intermediary.

Shareholders should refer to the Circular available on SEDAR at www.sedarplus.ca for more detailed information with respect to the matters to be considered at the Meeting.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER’S RISK.

DATED at Vancouver, British Columbia as of the 30th day of November, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

“Matthew Pierce”

Matthew Pierce

Chief Executive Officer

VERSUS SYSTEMS INC.

Management Information Circular and Proxy Statement

(Unless otherwise stated, information contained herein is given as of November 30, 2023)

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This management information circular and proxy statement (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Versus Systems Inc. (the “Corporation”) for use at the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) and Class A shares (the “Class A Shares”, and together with the Common Shares, the “Shares”) of the Corporation to be held at 1558 West Hastings Street, Vancouver, British Columbia, V6G 3J4, on Friday, December 29, 2023 at 10:30 a.m. (Vancouver time), for the purposes set forth in the notice of annual general meeting (the “Notice”) accompanying this Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, internet, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment and Revocation of Proxyholders

Accompanying this Circular is an instrument of proxy for use at the Meeting. Shareholders who are unable to attend the Meeting in person and wish to be represented by proxy are required to date and sign the enclosed instrument of proxy and return it in the enclosed return envelope. All properly executed instruments of proxy for Shareholders must be mailed so as to reach or be deposited at the offices of Computershare Investor Services (Attention: Proxy Department) at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the Meeting or any adjournment thereof. An instrument of proxy may also be voted using a touch tone telephone at 1-866-732-VOTE (8683). Alternatively, a registered shareholder can complete internet voting by logging on at www.investorvote.com and entering the CONTROL NUMBER located on the address box of the shareholder’s instrument of proxy.

The persons designated in the instrument of proxy are officers and/or directors of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying instrument of proxy, to attend at and represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the instrument of proxy and strike out the names of management’s nominees. Alternatively, a Shareholder may complete another appropriate instrument of proxy.

Signing of Proxy

The instrument of proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the Corporation. An instrument of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an instrument of proxy may revoke it at any time prior to the exercise thereof. In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the instrument of proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. In addition, an instrument of proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

All Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Shares represented by the instrument of proxy will be voted in accordance with such instructions. The management designees named in the accompanying instrument of proxy will vote or withhold from voting the Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting. In the absence of such direction, such Shares will be voted “FOR” the proposed resolutions at the Meetings. The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the management designees to vote in accordance with their best judgment on such matters or business. At the time of printing this Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.

Record Date and Quorum

The board of directors of the Corporation (the “Board of Directors” or the “Board”) has fixed November 22, 2023 as the record date for the Meeting for Shareholders. Only Shareholders at the close of business on November 22, 2023 are entitled to receive notice of the Meeting and to vote thereat and at any adjournment or postponement thereof in accordance with the voting rights set out in the Articles of the Corporation. Under the Articles of the Corporation, a quorum of Shareholders is present at a meeting if there are two Shareholders, or one or more proxyholder(s) representing two Shareholders, or one member and a proxyholder representing another Shareholder.

Multiple Proxies and/or Voting Instruction Forms

Note that if you hold multiple classes of Shares, or hold some Shares as a registered Shareholder and others as a non-registered Shareholder, you will receive multiple mailing packages, each containing a form of proxy or voting instruction form, as applicable. You are requested to return or otherwise vote all forms of proxy and voting instruction forms received to ensure the votes attached to all of the Shares you hold are counted.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Circular or as below, none of the directors or senior officers of the Corporation at any time since the beginning of the Corporation’s last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the approval of the Acquisition (defined herein), the approval of which certain persons (noted herein) are excluded from voting on in accordance with the requirements of the Exchange (defined herein).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Shares, Record Date and Principal Shareholders

As at the date of this Circular, the authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Shares without par value. The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting is November 22, 2023 (the “Record Date”). As at the Record Date, there were 39,596,102 Common Shares issued and outstanding as fully paid and non-assessable, each carrying the right to one vote and 5,057 Class A Shares issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, the only beneficial owners or persons exercising control or direction over Shares carrying more than 10% of the outstanding voting rights as of the Record Date were:

Shareholder	Number of Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Shares
Cronus Equity Capital Group, LLC	15,838,441	40%

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all annual general meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per Common Share. The holders of Common Shares are entitled to receive such dividends as the Board of Directors of the Corporation declare and, upon liquidation, to receive such assets of the Corporation as are distributable to holders of Common Shares.

Class A Shares

The holders of Class A Shares are entitled to notice of and to vote at all annual general meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per Class A Share. The holders of Class A Shares are entitled to receive such dividends as the Board of Directors of the Corporation declare and, upon liquidation, to receive such assets of the Corporation as are distributable to holders of Class A Shares.

Voting of Shares – General

Only Shareholders whose names are entered in the Corporation’s register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Holders of the Corporation’s Shares who acquire Shares of the Corporation after the Record Date will not be entitled to vote at the Meeting in respect of such Shares acquired after the Record Date.

Voting of Shares – Advice to Non-Registered Holders

Only registered holders of Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

a)	in the name of an intermediary (an “Intermediary’) that the Non-Registered Holder deals with in respect of the Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited or “CDS”).

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Circular and the instrument of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. The Corporation will not pay for the costs of delivery of proxy related materials to objecting Non-Registered Holders. The Corporation is using notice-and access procedures for distributing proxy related materials to Shareholders.

Often, the form of proxy supplied to a Non-Registered Holder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Non-Registered Shareholder. Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service Corporation (such as Broadridge Financial Solutions, Inc. (“Broadridge”)) to forward meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

a)	have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by Broadridge permit the completion of the voting instruction form by telephone or through Internet based voting procedures; or

b)	less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services at the address referred to above.

A Non-Registered Holder receiving a voting instruction form cannot use that voting instruction form to vote Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation is required to be disclosed for (i) each Chief Executive Officer (or individual who served in a similar capacity during the most recently completed financial year), (ii) each Chief Financial Officer (or individual who served in a similar capacity during the most recently completed financial year), (iii) each of the three most highly compensated executive officers (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at the end of the most recently completed fiscal year (or three most highly compensated individuals) and whose total compensation was, individually, more than $150,000; and (iv) each individual who would meet the definition set forth in (iii) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year (the “Named Executive Officers”).

The Named Executive Officers of the Corporation during the most recently completed financial year were Matthew Pierce, Chief Executive Officer, Craig Finster, President and Chief Financial Officer, Keyvan Peymani, Executive Chairman, and Jon Alexander Peachy, Chief Technology Officer.

There were no other Named Executive Officers during the most recently completed financial year, as no other Executive Officers earned in excess of $150,000 in the financial year ended December 31, 2022.

Philosophy and Objectives

The Corporation has a compensation committee that is responsible for reviewing and recommending the compensation of the Named Executive Officers to the Board of Directors.

The objective of the Board of Directors in setting compensation levels is to attract and retain individuals of high caliber to serve as officers of the Corporation, to motivate their performance in order to achieve the Corporation’s strategic objectives and to align the interests of executive officers with the long-term interests of the Shareholders. These objectives are designed to ensure that the Corporation continues to grow on an absolute basis as well as to grow cash flow and earnings for Shareholders. The Board of Directors set the compensation received by Named Executive Officers so as to be generally competitive with the compensation received by persons with similar qualifications and responsibilities who are engaged by other companies of corresponding size, stage of development, having similar assets, number of employees, market capitalization and profit margin. In setting such levels, the Board of Directors relies primarily on their own experience and knowledge.

Compensation

The Corporation compensates its executive officers based on their skill and experience levels and the existing stage of development of the Corporation. Executive officers are rewarded on the basis of the skill and level of responsibility involved in their position, the individual’s experience and qualifications, the Corporation’s resources, industry practice, and regulatory guidelines regarding executive compensation levels.

The Board of Directors has implemented three levels of compensation to align the interests of the executive officers with those of the shareholders. First, executive officers are paid a monthly consulting fee or salary determined by the Board of Directors, if appropriate. Second, the Board of Directors awards executive officers long-term incentives in the form of stock options. Finally, and only in special circumstances, the Board of Directors may award cash or share bonuses for exceptional performance that results in a significant increase in shareholder value. The Corporation does not provide pension or other benefits to the executive officers.

The base compensation of the executive officers is reviewed and set annually by the Board of Directors. The Chief Executive Officer has substantial input in setting annual compensation levels. The Chief Executive Officer is directly responsible for the financial resources and operations of the Corporation. In addition, the Chief Executive Officer and Board of Directors from time to time determine the stock option grants to be made pursuant to the incentive plan of the Corporation (the “Plan”). Previous grants of stock options are taken into account when considering new grants. The Board of Directors awards bonuses at its sole discretion. The Board of Directors does not have pre-existing performance criteria or objectives.

The Board of Directors considers the implications of the risks associated with the Corporation’s compensation policies and practices when determining rewards for its executive officers and ensures that those policies do not encourage management to take inappropriate or excessive risks. The Board of Directors does not believe that there are any risks arising from the compensation programs that would be reasonably likely to have a material adverse effect on the Corporation.

The Corporation’s compensation program includes certain mechanisms to ensure risk taking behaviour falls within reasonable risk tolerance levels, including (i) the establishment of a compensation package that is competitive with the compensation received by persons with similar qualifications and responsibilities who are engaged by other companies of corresponding size, stage of development, having similar assets, number of employees, market capitalization and profit margin; and (ii) utilizing long term incentive plans (option based awards) for diversification and alignment with risk realization periods.

Neither executive officers nor directors are permitted to take any derivative or speculative positions in the Corporation’s securities. This is to prevent the purchase of financial instruments that are designed to hedge or offset any decrease in the market value of the Corporation’s securities.

Compensation for the most recently completed financial year should not be considered an indicator of expected compensation levels in future periods. All compensation is subject to and dependant on the Corporation’s financial resources and prospects.

Compensation of the Named Executive Officers is reviewed by the Corporation’s Board of Directors on an annual basis.

The Corporation retained Semler Brossy as a compensation consultant in February 2021. Semler Brossy reviewed the Corporation’s compensation, equity holdings, and incentive design, compared this with similar technology companies, and provided its findings and directional assessment on compensation levels.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid during the years ended December 31, 2022, December 31, 2021 and December 31, 2020 to the Named Executive Officers.

Name and Principal Position	Year				Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
		Salary ($)	Share- Based Awards ($)	Option- Based Awards(5) ($)	Annual Incentive Plans	Long- Term Incentive Plans
Matthew Pierce, (1)	2022	286,891	Nil	9,259	Nil	Nil	Nil	72,000	368,150
Chief Executive Officer	2021	270,666	Nil	193,536	Nil	Nil	Nil	72,000	536,202
	2020	252,180	Nil	53,873	Nil	Nil	Nil	37,827	343,880
Craig Finster, (2)	2022	286,891	Nil	9,259	Nil	Nil	Nil	72,000	368,150
President & Chief Financial Officer	2021	270,666	Nil	193,536	Nil	Nil	Nil	72,000	536,202
	2020	201,744	Nil	103,022	Nil	Nil	Nil	50,436	355,202
Jon Alexander Peachey(4),	2022	256,000	Nil	9,259	Nil	Nil	Nil	38,400	303,659
Chief Technology Officer	2021	256,000	Nil	193,536	Nil	Nil	Nil	38,400	487,936
	2020	201,744	Nil	88,920	Nil	Nil	Nil	50,436	341,100
Keyvan Peymani,(3)	2022	204,800	Nil	9,259	Nil	Nil	Nil	51,200	265,259
Executive Chairman	2021	204,800	Nil	145,078	Nil	Nil	Nil	51,200	401,078
	2020	184,932	Nil	16,921	Nil	Nil	Nil	Nil	201,853

Notes:

(1)	Mr. Pierce was appointed Chief Executive Officer on June 30, 2016.
(2)	Mr. Finster was appointed Chief Financial Officer on June 30, 2016 and was appointed President on May 1, 2019.
(3)	Mr. Peymani was appointed Executive Chairman on December 4, 2018.
(4)	Mr. Peachey was hired as an employee on June 30, 2016 and appointed Chief Technology Officer on February 15, 2019.
(5)	This column includes the grant date fair value of all options granted by the Company to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model. The grant date fair values of all options granted during the 2022 financial year were estimated by assuming a risk-free interest rate of 3.04% per annum, an expected life of options of 5 years, an expected volatility of 100.5%, and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model, and because it is the same model the Company uses to value options for financial reporting purposes.
(6)	The compensation for the year ended December 31, 2022 in the table above is in Canadian dollars and has been converted from US dollars at a rate of 1.28.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The Board of Directors approved a new Stock Option Plan (the “Plan”) effective May 17, 2017. The Plan was established to provide an incentive to the directors, officers, employees, consultants and other personnel of the Corporation to achieve the longer-term objectives of the Corporation, to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation and to attract to and retain in the employ of the Corporation, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation.

The following is a summary of the material terms of the Plan:

•	The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Plan shall not exceed fifteen percent (15%) of the total number of issued and outstanding shares in the Corporation.

•	Under the Plan, the aggregate number of optioned Common Shares granted to any one optionee in a 12 month period must not exceed 5% of the Corporation’s issued and outstanding shares. The number of optioned Common Shares granted to any one consultant in a 12 month period must not exceed 2% of the Corporation’s issued and outstanding shares. The aggregate number of optioned Common Shares granted to an optionee who is employed to provide investor relations’ services must not exceed 2% of the Corporation’s issued and outstanding Common Shares in any 12 month period.

•	The exercise price for options granted under the Plan will not be less than the market price of the Corporation’s Common Shares at the time of the grant, less applicable discounts permitted by the policies of the stock exchange on which the Common Shares are listed and posted for trading or a quotation system for a published market upon which the price of the Common Shares is quoted (the “Market”), as may be selected for such purpose by the Board of Directors.

•	Options will be exercisable for a term of up to ten years, subject to earlier termination in the event of the optionee’s death or the cessation of the optionee’s services to the Corporation.

•	Options granted under the Plan are non-assignable, except by will or by the laws of descent and distribution.

•	The Plan permits for cashless exercise, for the amendment of outstanding option grants to permit cashless exercise, and for the the net settlement of employee options and warrantes, effective March 29, 2021.

The Board of Directors approved a sub-plan to the Plan, to apply to employees, directors, consultants, and service providers of the Corporation and its subsidiaries in the United States, effective June 29, 2021 (the “U.S. Sub-Plan”), which was approved by the shareholders of the Corporation on December 16, 2021. The following is a summary of the U.S. Sub-Plan:

•	The U.S. Sub-Plan provides for the modification and grant of stock options and restricted stock units to participants who are United States residents, United States taxpayers, or those persons who are or could be deemed to be United States taxpayers, as determined by the Board of Directors.

•	The number of shares available for issuance of awards under the U.S. Sub-Plan is 208,608 shares of the Corporation’s common stock.

•	Under the U.S. Sub-Plan, a maximum of 625,824 shares of common stock may be issued (including each reissuance of a share that was previously issued and then forfeited or repurchased by the Corporation as a separate issuance) pursuant to the exercise of “incentive stock options” as defined in Section 422 of the United States Internal Revenue Code of 1986, as amended, under the U.S. Sub-Plan.

•	An “incentive stock option” may only be granted to a person who, on the effective date of grant, is an employee of the Corporation.

•	Shares subject to awards or issued under the U.S. Sub-Plan are available for grant and issuance under subsequent awards under the U.S. Sub-Plan to the extent such Shares: (a) are subject to issuance upon exercise of an option granted under the U.S. Sub-Plan but which cease to be subject to the option for any reason other than exercise of the option, (b) are subject to awards granted under the U.S. Sub-Plan that are forfeited or are repurchased by the Corporation at the original issue price, (c) are subject to awards granted under this U.S. Sub-Plan that otherwise terminate without such shares being issued or (d) are surrendered pursuant to an Exchange Program (as defined in the Plan); provided however, that any shares subject to incentive stock options will not be available for grant and re-issuable under subsequent incentive stock options.

The following table sets forth all share-based or option-based awards outstanding as at the financial year ended December 31, 2022 to the Corporation’s Name Executive Officers. The table also includes awards granted before December 31, 2022 to the Corporation’s Name Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Matthew Pierce,	4,920	$6.00	August 17, 2027	Nil	Nil	Nil	Nil
Chief Executive Officer	2,400	$63.00	August 19, 2026	Nil
	1,365	$46.87	July 31, 2025	Nil
	125	$46.87	July 24, 2025	Nil
	2,500	$70.31	September 27, 2024	Nil
	42	$39.37	April 2, 2024	Nil

Craig Finster(2),	4,920	$6.00	August 17, 2027	Nil	Nil	Nil	Nil
President and Chief Financial Officer	2,400	$63.00	August 19, 2026	Nil
	1,000	$46.87	July 31, 2025	Nil
	1,562	$46.87	July 24, 2025	Nil
	2,500	$70.31	September 27, 2024	Nil
	416	$39.37	April 2, 2024	Nil

Jon Alexander Peachey(1),	4,920	$6.00	August 17, 2027	Nil	Nil	Nil	Nil
Chief Technology Officer	2,400	$63.00	August 19, 2026	Nil
	1,000	$46.87	July 31, 2025	Nil
	1,333	$46.87	July 24, 2025	Nil
	2,500	$70.31	September 27, 2024	Nil
	42	$39.37	April 2, 2024	Nil

Keyvan Peymani(3),	4,920	$6.00	August 17, 2027	Nil	Nil	Nil	Nil
Executive Chairman	2,400	$63.00	August 19, 2026	Nil
	333	$46.87	July 31, 2025	Nil
	125	$46.87	July 24, 2025	Nil
	6,250	$39.37	April 2, 2024	Nil
	833	$70.31	September 27, 2024

Note:

(1)	Mr. Peachy was hired as an employee of the Corporation on June 30, 2016 and was appointed Chief Technology Officer on February 15, 2019.
(2)	Mr. Finster was appointed CFO of the Corporation on June 30, 2016, and was appointed President on May 1, 2019.
(3)	Mr. Peymani was appointed Executive Chairman on December 4, 2018.
(4)	The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on Nasdaq on December 31, 2022, which was USD $0.4855, and the exercise price of the options.
(5)	All dollar figures are in US dollars. In November 2022, a share consolidation was completed and all securities were adjusted on the basis of one post-consolidated share for every 15 pre-consolidated shares. The figures in the table above are post-consolidation.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth all share-based or option-based awards that vested in or were earned by the Corporation’s Named Executive Officers during the financial year ended December 31, 2022.

Name	Option-based awards – Value vested during the year(5) ($)	Share-based awards – Value vested during the year(6) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Matthew Pierce, (1) Chief Executive Officer	Nil	Nil	Nil
Craig Finster, (2) President & Chief Financial Officer	Nil	Nil	Nil
Jon Alexander Peachey(3), Chief Technology Officer	Nil	Nil	Nil
Keyvan Peymani(4), Executive Chairman	Nil	Nil	Nil

Note:

(1)	Mr. Pierce was appointed Chief Executive Officer on June 30, 2016.
(2)	Mr. Finster was appointed Chief Financial Officer on June 30, 2016 and was appointed President on May 1, 2019.
(3)	Mr. Peachy was hired as an employee of the Corporation on June 30, 2016 and was appointed Chief Technology Officer on February 15, 2019.
(4)	Mr. Peymani was appointed Executive Chairman on December 4, 2018.
(5)	This amount is the aggregate dollar value that would have been realized if the options had been exercised on the vesting dates. The amount is computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.
(6)	This amount is the aggregate dollar value upon vesting of shared-based awards. The amount is computed by multiplying the number of Shares by the market value of the underlying Shares on the vesting date.

Pension Plan Benefits

The Corporation does not have any defined benefit or defined contribution pension plans in place which provide for payments or benefits at, following, or in connection with retirement.

Termination and Change of Control Benefits

Each of Matthew Pierce, Craig Finster and Keyvan Peymani is a party to an employment agreement with the Corporation as further described below. Such agreements establish the base salary and right to participate in the Corporation’s bonus and long-term incentive plan and provide for payments and benefits on their involuntary termination without cause, as applicable. The agreements provide for the following payments and benefits following the termination by them for Good Reason (as defined below) or termination by the Corporation without cause. For further description, please see the Sections entitled “Management Contracts” below.

Further, pursuant to the terms of the Plan, if an optionee holds his or her option as director, employee or consultant of the Corporation and such optionee ceases to be a director, employee or consultant of the Corporation, other than by reason of death, then the optionee may exercise such part of the option as is exercisable immediately prior to the time of ceasing to be a director, employee or consultant of the Corporation within a period which is the earlier of the normal expiry date of the option and 90 days following ceasing to be a director, employee or consultant of the Corporation and all unexercised options of the optionee will immediately terminate forthwith without further notice.

If an optionee engaged in investor relations activities ceases to be employed to perform investor relations activities, other than by reason of death, then the optionee may exercise such part of the option as is exercisable immediately prior to the time of ceasing to be employed to perform investor relations activities within a period which is the earlier of the normal expiry date of the option and 30 days following ceasing to be employed to perform investor relations activities and all unexercised options of the optionee will immediately terminate forthwith without further notice.

In the event of the death of an optionee, any options which the optionee could have exercised immediately prior to death are exercisable by the executors or personal representatives of the optionee within the earlier of the normal expiry date of the option and 12 months after the optionee’s death and all unexercised options of the optionee will immediately terminate forthwith without further notice.

In the event of a consolidation or merger in which the Corporation is not the surviving company, or in the event the Common Shares are converted into securities of another entity or exchanged for other consideration, or in the event of an offer for fifty percent or more of shares being made by a third party that constitutes a take-over bid as that term is defined in the Securities Act (British Columbia) or would constitute a take-over bid as that term is defined in the Securities Act (British Columbia) but for the fact that the offeree is not in British Columbia, the Board may make such arrangements as the Board deems appropriate for the exercise of outstanding options or continuance of outstanding options.

The following table provides details regarding the estimated incremental payments from the Corporation to each of the NEOs assuming termination on December 31, 2022:

Name	Severance (Base Salary) ($)	Severance (Bonus) (1) ($)	Severance (Value of Benefits) ($)	Unvested Stock Options(2)	Total ($)
Matthew Pierce	225,000	506,250	-	Nil	731,250
Craig Finster	225,000	506,250	-	Nil	731,250
Keyvan Peymani	160,000	360,000	-	Nil	520,000

Notes:

(1)	The total severance bonus for each NEO consists of a bonus of 25% of the base salary plus two years current base salary.
(2)	The value of the options is based on the difference between the market value of USD $0.4855 per share on Nasdaq as of December 31, 2022 and the exercise price.
(3)	The total severance for the year ended December 31, 2022 reflected in the table above is in US dollars.

Management Contracts

Matthew Pierce

Pursuant to an employment agreement dated June 30, 2016 between the Corporation, Matthew Pierce and Versus LLC (the “Pierce Agreement”), pursuant to which Mr. Pierce is employed as the Chief Executive Officer of Versus LLC and the Corporation. Pursuant to the Pierce Agreement, in the event of a Change of Control (as defined below), immediately effective as of the date of such Change of Control, Mr. Pierce shall be fully and immediately vested in his unvested Stock Options, Performance Warrants and any other options or equity awards granted by the Corporation to Mr. Pierce, that are unvested as of such date so that such Stock Options, and other options and equity awards are fully and immediately exercisable by Mr. Pierce. Furthermore, the Corporation shall pay Mr. Pierce immediately upon the date of the Change of Control the maximum Performance Cash Bonus (as defined below) provided in the Pierce Agreement for the then-current fiscal year, in addition to any amounts that Mr. Pierce may be entitled to receive as a result of his termination of employment or any other event.

The Pierce Agreement provides for a severance payment to Mr. Pierce in the event of termination by him for Good Reason (as defined below) or termination by the Corporation without cause. In the event of termination by Mr. Pierce for Good Reason or by the Corporation without cause, Mr. Pierce is entitled to be paid or provided with (a) any Accrued Benefits (as defined below); (b) a severance amount equal to the sum of (i) twelve (12) months of his then current Base Salary (as defined below); (ii) his maximum Discretionary Bonus (as defined below) for the then-current fiscal year; (iii) his Annual Bonus (as defined below) for the prior fiscal year; and (iv) the maximum Performance Cash Bonus provided in accordance with the terms of the Pierce Agreement for the then-current fiscal year; which sum shall be paid to Mr. Pierce in full in a single lump sum cash payment; (c) and Mr. Pierce shall be fully and immediately vested in his unvested Stock Options, Performance Warrants and any other options or equity awards granted by the Corporation to him so that such Stock Options, options and equity awards are fully and immediately exercisable by Mr. Pierce.

“Accrued Benefits” means all other payments, benefits or fringe benefits to which Mr. Pierce, Mr. Paymani and Mr. Finster, as applicable, may be entitled subject to and in accordance with the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant, if any.

“Annual Bonus” means an annual cash bonus of twenty-five percent (25%) of Base Salary.

“Base Salary” means USD$160,000 under the Pierce Agreement, the Peymani Agreement and the Finster Agreement, or such adjusted amount determined by the Corporation and Mr. Pierce, Mr. Peymani or Mr. Finster from year to year, as applicable. The Corporation adjusted the base compensation for Mr. Pierce on March 16, 2021 to USD$225,000.

“Change of Control” means the occurrence of any of the following events: (i) the receipt by the Corporation of an insider report or other statement filed in accordance with the applicable securities legislation of a relevant jurisdiction indicating that any person: (a) has become the beneficial owner, directly or indirectly, of securities of the Corporation representing more than 50% of the Common Shares; or (b) has sole and/or shared voting, or dispositive, power over more than 50% of the Common Shares; or (ii) a change in the composition of the Board occurring within a two-year period prior to such change, as a result of which fewer than a majority of the Directors are Incumbent Directors. “Incumbent Directors” shall mean Directors who are either: (a) Directors of the Corporation as of the Effective Date; or (b) elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Directors who had been Directors at the Effective Date or two (2) years prior to such change and who were still in office at the time of such election or nomination; or (iii) the solicitation of a dissident proxy, or any proxy not approved by the Incumbent Directors, the purpose of which is to change the composition of the Board with the result, or potential result, that fewer than a majority of the Directors will be Incumbent Directors; or (iv) the consummation of a merger, amalgamation or consolidation of the Corporation with or into another entity or any other corporate reorganization, if more than fifty percent (50%) of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, amalgamation, consolidation or reorganization are owned by persons who were not shareholders of the Corporation immediately prior to such merger, amalgamation, consolidation or reorganization; or (v) the commencement by an entity, person or group (other than the Corporation or a wholly owned subsidiary of the Corporation) of a tender offer, an exchange offer or any other offer or bid for more than 50% of the Common Shares; or (vi) the consummation of a sale, transfer or disposition by the Corporation of all or substantially all of the assets of the Corporation; or (vii) the commencement of any proceeding by or against the Corporation seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of the Corporation or its debts, under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or for the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property; or (viii) the approval by the shareholders of the Corporation of a plan of complete liquidation or dissolution of the Corporation.

“Discretionary Bonus” means additional variable cash compensation in an amount determined in accordance with any bonus, profit sharing or short term incentive compensation program which may be established by the Board either for Mr. Pierce, Mr. Peymani, Mr. Finster or for other senior officers of the Corporation.

“Good Reason” means, without the written consent of Mr. Pierce, Mr. Peymani or Mr. Finster, as applicable, the occurrence of any of the following events: (i) any material reduction or diminution (except temporarily during any period of physical or mental incapacity or disability of Mr. Pierce, Mr. Peymani or Mr. Finster, as applicable) in his authority, duties or responsibilities with the Corporation (including any position or duties as a Director of the Corporation and the failure to re-elect Mr. Pierce, Mr. Peymani or Mr. Finser, as applicable, as a Director and to the Board), it being acknowledged that, in the event any entity becomes the owner, directly, indirectly, beneficially or otherwise of more than fifty percent (50%) of the Corporation Shares, it shall be Good Reason if such executive does not occupy his prior position within such resulting entity; (ii) a breach by the Corporation of any material provision of the Pierce Agreement, the Peymani Agreement or the Finster Agreement, as applicable, or any failure to timely pay any part of Mr. Pierce’s, Mr. Peymani’ or Mr. Finster’s compensation or issue any part of the incentive equity awards thereunder, including, without limitation, his Base Salary, Annual Bonus, Discretionary Bonus, Stock Options, Performance Warrants, Performance Cash Bonus and any other bonuses payable to him or to materially provide, in the aggregate, the level of benefits contemplated therein; (iii) the failure of the Corporation to obtain and deliver to Mr. Pierce, Mr. Peymani or Mr. Finster, as applicable, a written agreement, in the form satisfactory to him acting reasonably, to be entered into with any successor, assignee or transferee of the Corporation to assume and agree to perform under the Pierce Agreement or Peymani Agreement, as applicable, in accordance with the assignability provisions therein; and (iv) the relocation of Mr. Pierce, Mr. Peymani or Mr. Finster, as applicable, by the Corporation to a place other than that is more than thirty-five (35) miles from the location at which he performed his duties for the Corporation immediately prior to such relocation, except for required travel on the Corporation’s business to an extent substantially consistent with the his business obligations to the Corporation; and

“Performance Cash Bonus” means an annual cash bonus in accordance with earnings before interest, taxes, depreciation and amortization achievement in the relevant fiscal year.

Craig Finster

Pursuant to an employment agreement dated May 1, 2019 between the Corporation, Craig Finster and Versus LLC (the “Finster Agreement”), Mr. Finster is employed as the Chief Financial Officer and President of Versus LLC and the Corporation.

The terms and conditions of the Pierce Agreement disclosed above are substantially the same as the terms and conditions of the Finster Agreement, except that Versus LLC is identified as the the “Corporation”, solely for the purposes of the description of the Finster Agreement. The Corporation adjusted the base compensation for Mr. Finster on March 16, 2021 to USD$225,000.

Keyvan Peymani

Pursuant to an employment agreement dated May 1, 2020 between the Corporation, Keyvan Peymani and Versus LLC (the “Peymani Agreement”), Mr. Peymani is employed as the Executive Chairman of the Board of Directors of Versus LLC and the Board of Directors of the Corporation.

The terms and conditions of the Pierce Agreement disclosed above are substantially the same as the terms and conditions of the proposed employment agreement between the Corporation and Mr. Peymani.

Other than the aforementioned agreements, there are no contracts, agreements, plans or arrangements with any Named Executive Officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement, a change of control of the Corporation or a change in such Named Executive Officer’s responsibilities, where the Named Executive Officer is entitled to payment or other benefits.

Director Compensation

The Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Market. The following table sets forth compensation that was paid to any director of the Corporation for the director’s services as a director during the financial year ended December 31, 2022.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian Tingle	50,000	Nil	7,478	Nil	Nil	Nil	57,478
Michelle Gahagan	50,000	Nil	7,478	Nil	Nil	Nil	57,478
Paul Vlasic	50,000	Nil	7,478	Nil	Nil	Nil	57,478
Jennifer Prince(2)	50,000	Nil	7,478	Nil	Nil	Nil	57,478
Shannon Pruitt(3)	29,167	Nil	7,478	Nil	Nil	Nil	36,645

Notes:

(1)	Mr. Tingle, Ms. Gahagan, and Mr. Vlasic were appointed directors of the Corporation on June 30, 2016.
(2)	Ms. Prince was appointed as a director of the Corporation on May 27, 2021.
(3)	Ms. Pruitt was appointed as a director of the Corporation on September 20, 2022.
(4)	This column includes the grant date fair value of all options granted by the Company to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model. The grant date fair values of all options granted during the 2022 financial year were estimated by assuming a risk-free interest rate of 3.27% per annum, an expected life of options of 5 years, an expected volatility of 112.4%, and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model, and because it is the same model the Company uses to value options for financial reporting purposes. All dollar figures are in US dollars.

Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

Incentive plan awards – Outstanding share-based awards and option-based awards

The following table sets forth all share-based or option-based awards outstanding at the financial year ended December 31, 2022 to the Corporation’s directors. The table also includes awards granted before December 31, 2022 to the Corporation’s directors:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Brian Tingle	2,240	$6.00	August 17, 2027	Nil	Nil	Nil	Nil
	1,515	$63.00	August 19, 2026	Nil
	947	$105.60	June 1, 2026	Nil
	698	$46.87	July 31, 2025	Nil
	83	$46.87	July 24, 2025	Nil
	833	$70.31	September 27, 2024	Nil

Michelle Gahagan	2,240	$6.00	August 17, 2027	Nil	Nil	Nil	Nil
	1,515	$63.00	August 19, 2026	Nil
	947	$105.60	June 1, 2026	Nil
	698	$46.87	July 31, 2025	Nil
	83	$46.87	July 24, 2025	Nil
	833	$70.31	September 27, 2024	Nil

Paul Vlasic	2,240	$6.00	August 17, 2027	Nil	Nil	Nil	Nil
	1,515	$63.00	August 19, 2026	Nil
	947	$105.60	June 1, 2026	Nil
	698	$46.87	July 31, 2025	Nil
	83	$46.87	July 24, 2025	Nil
	833	$70.31	September 27, 2024	Nil

Jennifer Prince(2)	2,240	$6.00	August 17, 2027	Nil	Nil	Nil	Nil
	1,515	$63.00	August 19, 2026	Nil
	947	$105.60	June 1, 2026	Nil
Shannon Pruitt(3)	2,240	$3.45	September 20, 2027	Nil	Nil	Nil	Nil

Notes:

(1)	Mr. Tingle, Ms. Gahagan, and Mr. Vlasic were appointed directors of the Corporation on June 30, 2016.
(2)	Ms. Prince was appointed as a director of the Corporation on May 27, 2021.
(3)	Ms. Pruitt was appointed as a director of the Corporation on September 20, 2022.
(4)	The options related to the option-based awards were based on the closing share price of USD $0.4855 as at the fiscal year end December 31, 2022.
(5)	In November 2022, a share consolidation was completed and all securities were adjusted on the basis of one post-consolidated share for every 15 pre-consolidated shares. The figures in the table above are post-consolidation.

Incentive plan awards – value vested or earned during the year

The following table sets forth all share-based or option-based awards that vested in or were earned by the Corporation’s directors during the financial year ended December 31, 2022.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian Tingle	Nil	Nil	Nil
Michelle Gahagan	Nil	Nil	Nil
Paul Vlasic	Nil	Nil	Nil
Jennifer Prince(2)	Nil	Nil	Nil
Shannon Pruitt(3)	Nil	Nil	Nil

Notes:

(1)	Mr. Tingle, Ms. Gahagan, and Mr. Vlasic were appointed directors of the Corporation on June 30, 2016.

(2)	Ms. Prince was appointed as a director of the Corporation on May 27, 2021.
(3)	Ms. Pruitt was appointed as a director of the Corporation on September 20, 2022.
(4)	This amount is the aggregate dollar value that would have been realized if the options had been exercised on the vesting dates. The amount is computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out information as at the end of the Corporation’s most recently completed financial year with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	443,707	$37.13	1,069,532)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	443,707	$37.13	1,069,532

Note:

(1)	The Plan provides that the aggregate number of securities reserved for issuance under the Plan may not exceed 15% of the issued and outstanding shares of the Corporation at the time of granting of options. As at the Record Date, there were 39,596,102 Common Shares issued and outstanding and 491,036 outstanding options, with the result that 5,523,379 options were available to the Corporation to be granted.

CORPORATE GOVERNANCE

The British Columbia Securities Commission has issued guidelines on corporate governance disclosure (the “Disclosure”) for venture issuers as set out in Form 58-101F1 - Corporate Governance Disclosure (“Form 58-101F1”). The Disclosure addresses matters relating to constitution and independence of directors, the functions to be performed by the directors of a Corporation and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The Corporation’s approach to corporate governance in the context of the specific Disclosure issues outlined in Form 58-101F1 is set out in the attached Schedule “A”.

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Corporation’s Audit Committee is attached to this Circular as Schedule “B”.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Name	Independent	Financially literate(1)
Brian Tingle	Yes	Yes
Michelle Gahagan	Yes	Yes
Paul Vlasic	Yes	Yes

Notes:

(1)	As defined by NI 52-110 - Audit Committees.

Education and Experience

Each member of the Audit Committee brings unique education and experience relevant to the performance of their responsibilities and duties as an Audit Committee member. This includes, but is not limited to, an understanding of the accounting principles used by the Corporation to prepare its financial statements; the ability to assess the general application of accounting principles in connection with the accounting for estimates, accruals and provisions; experience preparing, auditing, analyzing or evaluating financial statements covering a breadth and level of complexity relative to the Corporation or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Brian Tingle – For the past 20 years, Mr. Tingle has worked in financing and advising public and private companies across a wide range of industries. Mr. Tingle has a bachelor of commerce degree (finance) from the Sauder School of Business (UBC).

Michelle Gahagan – Ms. Gahagan currently provides consulting services to public and private companies, and previously served as a principal of a privately-held merchant bank based in Vancouver and London. Prior to the commencement of her involvement in merchant banking, Ms. Gahagan graduated from Queens University Law School and practiced corporate law for 20 years. Ms. Gahagan has extensive experience advising companies with respect to international tax-driven structures, mergers and acquisitions.

Paul Vlasic – Mr. Vlasic is a Founding Partner at RSVP Ventures. In addition to his activities at RSVP, Mr. Vlasic has significant private equity experience and serves as the Chairman of Amplifinity, Biovigil, OMATS, and various other direct investments. He is a graduate of Rollins College and earned his MBA with Distinction from the University of Michigan Ross School of Business.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on:

(a)	exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services);

(b)	exemption in Subsection 6.1.1(4) of NI 52-110 (Circumstance Affecting the Business or Operations of the Venture Issuer);

(c)	exemption in Subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member);

(d)	exemption in Subsection 6.1.1(6) of NI 52-110 (Death, Incapacity or Resignation); or

(e)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemption).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services as described below under the heading “External Auditors”; however, such engagement is with the mandate of the Audit Committee.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2022	$125,000	Nil	Nil	$125,000
2021	$117,775	Nil	Nil	$117,775

Exemption

The Corporation is relying on the exemption provided in Section 6.1 of NI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Financial Statements

The audited financial statements of the Corporation for the years ended December 31, 2022 and 2021 and the auditors’ report thereon accompanying this Circular will be placed before the Shareholders at the Meeting for their consideration. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice, in the addressed envelope to Computershare Investor Services. No formal action will be taken at the Meeting to approve the financial statements, which have been approved by the Board of Directors of the Corporation in accordance with applicable corporate and securities legislation. Any questions regarding the financial statements may be brought forward at the Meeting.

2.	Election of Directors

Advance Notice Policy

The Corporation adopted an advance notice policy on December 4, 2014 (the “Advance Notice Policy”). The Advance Notice Policy provides for advance notice to the Corporation in circumstances where nominations of persons for election to the Board of Directors are made by Shareholders of the Corporation other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) or (ii) a shareholder proposal made pursuant to the provisions of the Business Corporations Act (British Columbia).

The purpose of the Advance Notice Policy is to ensure that all Shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Shares must submit director nominations to the Corporation prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Corporation for the notice to be in proper written form.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy which is available under the Corporation’s SEDAR profile at www.sedarplus.ca.

As of the date of the Circular, the Corporation has not received notice of a nomination in compliance with the Advance Notice Policy.

Nominees

The persons named below are the nominees of management for election as directors. The term of office of each of the present directors expires at the Meeting. The Board of Directors currently consists of seven members. Shareholder approval will be sought to fix the number of directors of the Corporation at seven (7) and to nominate the persons listed below for election as directors. Management of the Corporation proposes to nominate the persons named below for election as directors of the Corporation at the Meeting to serve until the next annual meeting of the Shareholders of the Corporation, or until the Change of Board Time (hereinafter defined), as the case may be, unless his office is earlier vacated. All of the nominees are currently members of the Board of Directors of the Corporation.

Approval of the election of directors will require the affirmative votes of the holders of not less than half of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting. Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the election, as directors, of the nominees whose names are set forth below. In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of management for the election of any other person or persons as directors. Management is not currently aware that any such nominees would not be willing to serve as director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Residence and Present Office Held	Principal Occupation or Employment	Director Since	Number of Shares Beneficially Owned or Controlled and percentage of total issued and outstanding(1)
Matthew Pierce Los Angeles, California, USA Chief Executive Officer & Director	Founder and CEO of OLabs, a joint-venture of Manatt and Originate that creates, funds, and develops technology companies	2016	30,891(2) 0.08%
Keyvan Peymani Los Angeles, California, USA Executive Chairman & Director	Mr. Peymani is currently the Managing Director at Salem Partners. Previously, he was Global Head of Startup Marketing at Amazon Web Services (2017-2019); Venture Partner and Managing Director at Touchdown Ventures (2016-2017); and Digital Strategy Division at ICM Partners (2012-2016).	2018	9,476 0.02%
Juan Carlos Barrera Weston, CT, USA Proposed Director	Mr. Barrera is currently Chief Commercial Officer, ICARO Media Group, Inc.	N/A	Nil
Michelle Gahagan Vancouver, B.C., Canada Director	Ms. Gahagan is a principal of a privately-held merchant bank based in Vancouver and London. Prior to the commencement of her involvement in merchant banking seven years ago, Ms. Gahagan graduated from Queens University Law School and practiced corporate law for 20 years	2016	833 0.00%
Luis Goldner Delray, Florida, USA Proposed Director	Mr. Goldner is currently COO, ICARO Media Group, Inc.	N/A	Nil
David Catzel Pacific Palisades, California, USA Proposed Director	Mr. Catzel is a Senior Industry Strategist Automotive Mobility and Transportation AI at TMobil since 2023, and was previously Senior Account Executive, Connectivity Solutions SLED (2018-2023).	N/A	Nil
Shannon Pruitt Los Angeles, California, USA Director	Ms. Pruitt is the Global Chief Content Officer of Stagwell since 2021. Previously, she was Managing Partner, EVP at Horizon Media (2019–2020), Chief Marketing Officer at The Honest Company (2018–2019), and Chief Content Officer at Dentsu Aegis Network (2017–2018).	2022	Nil

Notes:

(1)	The information as to the number of Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees. These figures do not include any securities that are convertible into or exercisable for Shares.
(2)	Held through the Sandoval Pierce Family Trust, Est.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Corporation is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any other Corporation that, while such person was acting in that capacity:

(i)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the Corporation access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days; or

(ii)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the Corporation access to any exemptions under securities legislation, that was issued after that individual ceased to be a director or chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting in a capacity as a director, chief executive officer or chief financial officer.

No director or proposed director of the Corporation is, or has been within the past ten years, a director or executive officer of any other Corporation that, while such person was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Corporation is or has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No director or proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority. No director or proposed director of the Corporation has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Conflicts of Interest

The directors and officers of the Corporation may, from time to time, be involved with the business and operations of other mining issuers, in which case a conflict of interest may arise between their duties as officers and directors of the Corporation and as officer and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such procedures and remedies, as applicable, under the Business Corporations Act (British Columbia).

3.	Appointment of Auditors

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favor of the appointment of RJI International CPAs, Chartered Accountants as auditors of the Corporation, to hold office until the close of the next annual meeting, at a remuneration to be determined by the Board of Directors of the Corporation. Approval of the appointment of the auditors will require the affirmative votes of the holders of not less than half of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting. Unless instructed otherwise, the management designees in the accompanying Instrument of Proxy intend to vote FOR the resolution.

4.	Other Matters to Be Acted Upon

As of the date of this Circular, management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

other information

Registrar and Transfer Agent

Computershare Investor Services (Attention: Proxy Department) at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 is the Corporation’s registrar and transfer agent.

Indebtedness of Directors and Executive Officers

None of the directors and officers of the Corporation, any proposed management nominee for election as a director of the Corporation or any associate of any director, officer or proposed management nominee is or has been indebted to the Corporation at any time during the last completed financial year.

Interest of Informed Persons in Material Transactions

Except as disclosed in this Circular, none of the informed persons of the Corporation (as defined in National Instrument 51-102), nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation and none of such persons has any material interest in any transaction proposed to be undertaken by the Corporation that will materially affect the Corporation.

Additional Information

Additional information relating to the Corporation is available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedarplus.ca. Financial information on the Corporation is provided in the comparative financial statements and management discussion and analysis of the Corporation which can also be accessed at www.sedarplus.ca or which may be obtained upon request from the Corporation at 1558 West Hastings Street, Vancouver, British Columbia, V6G 3J4, or via fax at (604) 639-4451.

BOARD APPROVAL

The contents and sending of this Information Circular to the Shareholders of the Corporation have been approved by the Board of Directors.

DATED at Vancouver, British Columbia as of the 30th day of November, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

“Matthew Pierce”

Matthew Pierce, President & Chief Executive Officer

SCHEDULE “A”

CORPORATE GOVERNANCE POLICY

CORPORATE GOVERNANCE DISCLOSURE (FORM 58-101F2)

1.	Board of Directors — Disclose how the board of directors (the board) facilitates its exercise of independent supervision over management, including

(i)	the identity of directors that are independent; and

Paul Vlasic, Michelle Gahagan, Brian Tingle, Jennifer Prince, Shannon Pruitt

(ii)	the identity of directors who are not independent, and the basis for that determination.

Matthew Pierce, Keyvan Peymani

In determining whether a director is independent, the Corporation chiefly considers whether the director has a relationship which could, or could be perceived to interfere with the director’s exercise of independent judgement.

Matthew Pierce is currently President and Chief Executive Officer of the Corporation; Keyvan Peymani is currently Executive Chairman of the Corporation and therefore they do not satisfy the definition of Independent as that term is defined in NI 52-110.

2.	Directorships — If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The directors of the Corporation are directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Issuer
Michelle Gahagan	General Copper Gold Corp. Rock Tech Lithium Inc.
Brian Tingle	N/A
Paul Vlasic	N/A
Matthew Pierce	N/A
Keyvan Peymani	N/A
Jennifer Prince	N/A
Shannon Pruitt	N/A

3.	Orientation and Continuing Education — Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

The Corporation has not developed an official orientation or training program for new directors. As required, new directors will have the opportunity to become familiar with the Corporation by meeting with other directors and its officers and employees. Orientation activities will be tailored to the particular needs and expertise of each director and the overall needs of the Board.

4.	Ethical Business Conduct — Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

The Corporation has a formal code of business conduct and ethics policy in place for its directors, officers, employees and consultants.

A-1

The Board monitors ethical conduct of the Corporation and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

5.	Nomination of Directors — Disclose what steps, if any, are taken to identify new candidates for board nomination, including:

(i)	who identifies new candidates, and

(ii)	the process of identifying new candidates.

The Board has a Nomination and Corporate Governance Committee that fulfills these functions, making recommendations to the Board. When the Board identifies the need to fill a position on the Board, the Nominating and Corporate Governance Committee identifies and reviews potential candidates for consideration.

6.	Compensation — Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:

(i)	who determines compensation, and

The Board has a Compensation Committee that is responsible for making recommendations to the Board with respect to compensation for the directors and the CEO. The Board has the ability to adjust and approve such compensation.

(ii)	the process of determining compensation.

Market comparisons as well as evaluation of similar positions in different industries in the same geography are the criteria used in determining compensation.

7.	Other Board Committees — If the board has standing committees identify the committees and describe their function.

The Corporation does not have any other committees other than the audit committee, compensation committee, and nominating and corporate governance committee.

8.	Assessments — Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.

The Board takes responsibility for monitoring and assessing its effectiveness and the performance of individual directors, its committees, including reviewing the Board’s decision making processes and the quality of information provided by management.

A-2

SCHEDULE “B”

VERSUS SYSTEMS INC.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	Mandate

The Audit Committee will be responsible for managing, on behalf of shareholders of the Corporation, the relationship between the Corporation and the external auditors. In particular, the Audit Committee will have responsibility for the matters set out in this Charter, which include:

(a)	overseeing the work of external auditors engaged for the purpose of preparing or issuing an auditing report or related work;

(b)	recommending to the board of directors the nomination and compensation of the external auditors;

(c)	reviewing significant accounting and reporting issues;

(d)	reviewing the Corporation’s financial statements, MD&A and earnings press releases before the Corporation publicly discloses this information;

(e)	focusing on judgmental areas such as those involving valuations of assets and liabilities;

(f)	considering management’s handling of proposed audit adjustments identified by external auditors;

(g)	being satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements of the Corporation;

(h)	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(i)	evaluating whether management is setting the appropriate tone by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities.

2.	Membership of the Audit Committee

Composition

The audit committee will be comprised of at least such number of directors as required to satisfy the audit committee composition requirements of National Instrument 52-110, as amended from time to time. Each member will be a director of the Corporation.

Independence

The Audit Committee will be comprised of a number of independent directors required to enable the Corporation to satisfy:

(a)	the independent director requirements for audit committee composition required by National Instrument 52-110, as amended from time to time, and

(b)	the independent director requirements of the Canadian Securities Exchange, or such other stock exchange on which the Corporation’s shares are traded from time to time.

Chair

The Audit Committee shall select from its membership a chair. The job description of the chair is attached as Exhibit 1 hereto.

Expertise of Audit Committee Members

Each member of the Audit Committee must be financially literate. Financially literate means the ability to read and understand a set of financial statements that represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Financial Expert

The Corporation will strive to include a financial expert on the Audit Committee. An Audit Committee financial expert means a person having: (i) an understanding of financial statements and accounting principles; (ii) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (iii) experience in preparing, auditing, analyzing or evaluating financial statements that present a similar breadth and level of complexity as the Corporation’s statements; (iv) an understanding of internal controls; and (v) an understanding of an Audit Committee’s functions.

3.	Meetings of the Audit Committee

The Audit Committee must meet in accordance with a schedule established each year by the board of directors, and at other times as the Audit Committee may determine. A quorum for transaction of business in any meeting of the Audit Committee is a majority of members. At least twice a year, the Audit Committee must meet with the Corporation’s chief financial officer and external auditors separately.

4.	Responsibilities of the Audit Committee

The Audit Committee will be responsible for managing, on behalf of the shareholders of the Corporation, the relationship between the Corporation and the external auditors. In particular, the Audit Committee has the following responsibilities:

External Auditors

(a)	the Audit Committee must recommend to the board of directors:

(i)	the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit or review services for the Corporation; and

(ii)	the compensation of the external auditors;

(b)	the Audit Committee must be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(c)	with respect to non-audit services:

(i)	the Audit Committee must pre-approve all non-audit services provided to the Corporation or its subsidiaries by its external auditors or the external auditors of the Corporation’s subsidiaries, except for tax planning and transaction support services in an amount not to exceed $15,000 for each service in a fiscal year; and

(ii)	the Audit Committee must pre-approve all non-audit services provided to the Corporation or its subsidiaries by its external auditors or the external auditors of the Corporation’s subsidiaries, except de minimis non-audit services as defined in applicable law.

(d)	the Audit Committee must also:

(i)	review the auditors’ proposed audit scope and approach;

(ii)	review the performance of the auditors; and

(iii)	review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Corporation, including non-audit services, and discussing the relationships with the auditors;

Accounting Issues

(e)	the Audit Committee must:

(i)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements; and,

(ii)	ask management and the external auditors about significant risks and exposures and plans to minimize such risks.

Financial Statements, MD&A and Press Releases

(f)	the Audit Committee must:

(i)	review the Corporation’s financial statements, MD&A and earnings press releases before the Corporation publicly discloses this information;

(ii)	in reviewing the annual financial statements, determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles;

(iii)	pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(iv)	focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses, warranty, professional liability, litigation reserves and other commitments and contingencies;

(v)	consider management’s handling of proposed audit adjustments identified by the external auditors;

(vi)	ensure that the external auditors communicate certain required matters to the committee;

(vii)	be satisfied that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the disclosure referred to in paragraph (f)(i) (above), and must periodically assess the adequacy of those procedures;

(viii)	be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information and whether that review is performed on a pre- or post-issuance basis;

(ix)	meet with management, either telephonically or in person to review the interim financial statements;

(x)	to gain insight into the fairness of the interim statements and disclosures, the Audit Committee must obtain explanations from management on whether:

(a)	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(b)	changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Corporation’s operations and financing practices;

(c)	generally accepted accounting principles have been consistently applied;

(d)	there are any actual or proposed changes in accounting or financial reporting practices;

(e)	there are any significant or unusual events or transactions;

(f)	the Corporation’s financial and operating controls are functioning effectively;

(g)	the Corporation has complied with the terms of loan agreements or security indentures; and

(h)	the interim financial statements contain adequate and appropriate disclosures;

Compliance with Laws and Regulations

(g)	the Audit Committee must:

(i)	periodically obtain updates from management regarding compliance;

(ii)	be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements;

(iii)	review the findings of any examinations by regulatory agencies such as the Ontario Securities Commission; and

(iv)	review, with the Corporation’s counsel, any legal matters that could have a significant impact on the Corporation’s financial statements;

Employee Complaints

(h)	the Audit Committee must establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

Other Responsibilities

(i)	the Audit Committee must:

(i)	review and approve the Corporation’s hiring policies of employees and former employees of the present and former external auditors of the Corporation;

(ii)	evaluate whether management is setting the appropriate tone by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(iv)	focus on the extent to which internal and external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown;

(v)	gain an understanding of whether internal control recommendations made by external auditors have been implemented by management;

(vi)	periodically review and reassess the adequacy of this Charter and recommend any proposed changes to the Corporate Governance and Nominating Committee and the board for approval;

(vii)	review, and if deemed appropriate, approve expense reimbursement requests that are submitted by the chief executive officer or the chief financial officer to the Corporation for payment;

(viii)	assist the board to identify the principal risks of the Corporation’s business and, with management, establish systems and procedures to ensure that these risks are monitored; and

(ix)	carry out other duties or responsibilities expressly delegated to the Audit Committee by the board.

5.	Authority of the Audit Committee

The Audit Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Audit Committee; and

(c)	communicate directly with the internal and external auditors.

Exhibit 1 to Audit Committee Charter

The responsibilities of the Audit Committee chair include, among other things:

(a)	managing the affairs of the Committee and monitoring its effectiveness;

(b)	managing the meetings of the Committee by ensuring meaningful agendas are prepared and guiding deliberations of the Committee so that appropriate decisions and recommendations are made; and

(c)	setting up agendas for meetings of the Committee and ensuring that all matters delegated to the Committee by the board are being dealt with at the Committee level during the course of the year.